OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

June 28, 2013

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer Small- & Mid-Cap Growth Fund (SEC File No. 333-44176)

Dear Ms. Lithotomos:

We have reviewed your comments, received on June 6, 2013, to Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Small- & Mid-Cap Growth Fund (the “Fund”), filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2013. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

1. Please confirm supplementally that there has been no recoupment or recapture of fees that have been waived or reimbursed that is required to be reflected in the Annual Fund Operating Expenses table.

The Registrant confirms that there has been no recoupment or recapture of fees that have been waived or reimbursed that is required to be reflected in the Annual Fund Operating Expenses table.

2. Please confirm supplementally that the Fund has provided the notice to shareholders required under Rule 35d-1 of the Investment Company Act of 1940 in connection with the Fund’s name change from Oppenheimer Small & Mid-Cap Growth Fund to Oppenheimer Discovery Mid Cap Growth Fund.

The notice to shareholders required under Rule 35d-1 has been provided and was filed with the SEC pursuant to Rule 497 on April 25, 2013.

3. Please consider whether the references to “main” risks under the “Principal Risks” section in the prospectus should be revised to reference “principal” risks.

The Registrant will consider making these revisions in the future for consistency of style.

4. The prospectus states that the Fund defines mid-cap issuers as those issuers that are within the range of market capitalizations of the Russell Midcap Growth Index; however, the prospectus does not define the dollar capitalization of mid-cap companies. Please disclose in this section what that capitalization range was as of the most recent recapitalization date.

The Registrant believes that disclosing the dollar capitalization range of the index has the potential to confuse and/or mislead investors into believing that the Fund uses a historical range to select the companies in which it invests, when it instead invests based on the range of market capitalizations of the Russell Midcap Growth Index, which is subject to change at any time due to market activity or changes in the composition of the index. Separately, we note here that annually reconstituted dollar capitalization ranges are publicly available to shareholders on the Russell website, should they desire that information. According to the Russell website, as of April 30, 2013, the Russell Midcap Growth Index has an average market capitalization of $10.630 billion and a median market capitalization of $5.463 billion, and its largest company by market capitalization has a market capitalization of $28.306 billion.

5. Please confirm supplementally that the Fund’s management fee breakpoints are reflected in the Annual Fund Operating Expenses table.

The Registrant confirms that the management fee breakpoints are reflected in the Annual Fund Operating Expenses table.

* * * * *

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Edward Gizzi

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-4091
egizzi@oppenheimerfunds.com

Sincerely,

/s/ Edward Gizzi
Edward Gizzi
Vice President & Associate Counsel
Tel.: 212.323.4091

cc:	Kramer Levin Naftalis & Frankel LLP
KPMG LLP
Lori E. Bostrom, Esq.
Gloria LaFond